CFT Securities, LLC
Schedule of Segregation Requirements and Funds in Segregation for Customers Trading on U.S. Commodity Exchanges
December 31, 2016

The Company does not carry any customer regulated commodity futures, foreign futures, or foreign option accounts. Therefore, the Company has no reporting requirement.

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